SECURITIE[illegible] [illegible]SSION
W[illegible] 06008099

ANNUAL AUDITED REPORT
FORM X -17a-5
PART III

SEC FILE NUMBER

8-51684

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Frost Securities, Inc.

OFFICE USE ONLY

FIRM ID. NO.

PROCESSED
JUN 1 5 2006
THOMSON
FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2727 North Harwood Suite 1000
(No. and Street)

Dallas (City) Texas (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Muras 210-220-5880
(Area Code – Telephone No.)

B. ACCOUNT IDENTIFICATION

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2006
WASH, D.C.
152

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1800 Frost Bank Tower (Address) San Antonio (City) Texas (State) 78205 (Zip Code)

CHECK ONE:

- ☒ Independent Auditor
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Patrick Muras, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Frost Securities, Inc. (the Company), as of December 31, 2005, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

SONYA CISNEROS
Notary Public
State of Texas
My Commission Expires
June 2, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Frost Securities, Inc.

Financial Statements and Supplemental Schedules

Years Ended December 31, 2005 and 2004 with Report and Supplementary Report of Independent Registered Public Accounting Firm

Frost Securities, Inc.

Financial Statements
and Supplemental Schedules

Years Ended December 31, 2005 and 2004

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements:

Statements of Financial Condition 2
Statements of Operations 3
Statements of Changes in Stockholder's Equity 4
Statements of Cash Flows 5
Notes to Financial Statements 6

Supplemental Schedules:

Schedule I: Computation of Net Capital Under Rule 15c3-1 13
Schedule II: Computation for Determination of the Reserve Requirements Under Rule 15c3-3 14
Schedule III: Information Relating to the Possession or Control Requirements Under Rule 15c3-3 15

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5 16

Ernst & Young

Ernst & Young LLP
Frost Bank Tower
Suite 1800
100 West Houston Street
San Antonio, Texas 78205-1403

Phone: (210) 228-9696
Fax: (210) 242-7252
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Frost Securities, Inc.

We have audited the accompanying statements of financial condition of Frost Securities, Inc. (the Company) as of December 31, 2005 and 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Out audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 20, 2006

Frost Securities, Inc.

Statements of Financial Condition

	December 31, 2005	December 31, 2004
Assets		
Cash	$ 1,022,284	$ 2,525,300
Premises and equipment, net of accumulated depreciation of $476,500 in 2005 and $406,065 in 2004	195,328	265,763
Investment in private placement of common stock	65,000	65,000
Deferred taxes	9,800	19,787
Prepaid expenses and other assets	79,901	79,544
Total assets	$ 1,372,313	$ 2,955,394
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued payroll and incentives	$ 6,075	$ 276,309
Other accrued expenses	80,675	95,838
Reserves for employee benefit plans	71,844	76,210
Current amount payable to parent company related to federal income taxes	156,474	281,629
Total liabilities	315,068	729,986
Stockholder's equity:		
Common stock, par value $0.01 per share; 100 shares authorized, issued and outstanding	1	1
Additional paid-in capital	16,790,737	18,090,737
Retained earnings (deficit)	(15,733,493)	(15,865,330)
Total stockholder's equity	1,057,245	2,225,408
Total liabilities and stockholder's equity	$ 1,372,313	$ 2,955,394

See accompanying notes.

Frost Securities, Inc.

Statements of Operations

	Year Ended December 31, 2005	2004
Revenue:		
Management, acquisition and advisory fees	$ 1,807,000	$ 2,995,568
Interest income	15,264	9,387
Other income	6,047	22,022
	1,828,311	3,026,977
Expenses:		
Employee compensation and benefits	1,226,130	1,749,255
Referral fees	3,000	194,807
Occupancy and equipment, net of sublease income	183,840	151,844
Data processing	47,781	60,938
Professional fees	33,105	17,161
Realized Loss - Investment in Limited Partnership	-	104,728
Other general and administrative	130,330	137,729
	1,624,186	2,416,462
Income before income taxes	204,125	610,515
Income tax expense	72,288	215,542
Net income	$ 131,837	$ 394,973

See accompanying notes.

Frost Securities, Inc.

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance at January 1, 2004	$ 1	$ 18,185,012	$ (16,260,303)	$ 1,924,710
Net income	-	-	394,973	394,973
Dividend to Cullen/Frost Bankers, Inc. (non-cash)	-	(94,275)	-	(94,275)
Balance at December 31, 2004	$ 1	$ 18,090,737	$ (15,865,330)	$ 2,225,408
Net income	-	-	131,837	131,837
Dividend to Cullen/Frost Bankers, Inc. (cash)	-	(1,300,000)	-	(1,300,000)
Balance at December 31, 2005	$ 1	$ 16,790,737	$ (15,733,493)	$ 1,057,245

See accompanying notes.

Frost Securities, Inc.

Statements of Cash Flows

	Year Ended December 31, 2005	2004
Operating Activities		
Net income	$ 131,837	$ 394,973
Adjustments to reconcile net income to net cash provided/(used) in operating activities:		
Depreciation and amortization	70,435	71,100
Deferred taxes	9,987	(5,641)
Net changes in:		
Receivable from National Association of Securities Dealers	-	9,628
Prepaid expenses and other assets	(357)	(624)
Accrued payroll and incentives	(270,234)	18,524
Payable to parent company related to federal income taxes	(125,155)	116,130
Reserves for employee benefit plans	(4,366)	9,862
Other accrued expenses	(15,163)	(112,444)
Realized loss-Investment in limited partnership	-	104,728
Net cash provided/(used) in operating activities	(203,016)	606,263
Financing Activities		
Cash dividends paid	(1,300,000)	-
Net cash used in financing activities	(1,300,000)	-
Increase/(decrease) in cash	(1,503,016)	606,236
Cash at beginning of period	2,525,300	1,919,064
Cash at end of period	$ 1,022,284	$ 2,525,300
Non-Cash Transactions:		
Dividend of investment partnership to Cullen/Frost Bankers, Inc.	$ -	$ 94,275

See accompanying notes.

1. Organization and Nature of Operations

Frost Securities, Inc. (the Company), a wholly owned second-tier subsidiary of Cullen/Frost Bankers, Inc. (CFBI), is registered as a limited broker-dealer under the Securities Exchange Act of 1934. The Company was incorporated in the state of Delaware on March 1, 1999 and began operations on August 2, 1999. The Company employs a small group of investment bankers that provide advisory and private equity services to companies in Texas.

The Company is a member of the National Association of Securities Dealers, Inc. (NASD) and is subject to regulation by the United States Securities and Exchange Commission (SEC) and the NASD. The Company is also a member of the Securities Investors Protection Corporation (SIPC); a nonprofit membership corporation designed to protect, up to specified amounts, customers' cash and securities in the event of the liquidation of a broker-dealer. The Company does not and did not hold customer cash or securities in connection with customer transactions.

2. Significant Accounting Policies

The accounting and reporting policies followed by the Company are in accordance with accounting principals generally accepted in the United States and conform to general practices within the securities industry. Significant accounting and reporting policies are summarized below:

Estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash: Cash includes cash held in a deposit account at Frost National Bank (FNB), a banking subsidiary of CFBI, and a deposit account at a nonaffiliated bank with an initial maturity of three months or less. The carrying value of cash approximates fair value.

Revenue Recognition: Management, acquisition, and advisory fees are recognized as earned based on the agreement with the customer. Performance-based fees are recorded when the services to be performed have been completed.

2. Significant Accounting Policies (continued)

Investments: Investments owned are stated at market value with related changes recognized as a realized gain or loss in the Statement of Operations. Market value is generally based on published market prices. However, if market prices are not readily determinable, investments are carried at management's estimate of fair value.

Income Taxes: The Company's operations are included in the consolidated federal income tax return filed by CFBI. The Company's federal income tax provision is determined as if it filed a separate return using the consolidated federal income tax rate for CFBI (35% during the periods presented), as this is the rate charged by CFBI to the Company. Cash paid to CFBI for income taxes was approximately $211,000 in 2005 and $105,000 in 2004.

Related Party Transactions: FNB provides certain services for the Company, including, but not limited to, payroll processing, financial operations and payable disbursement processing. The Company reimburses FNB for these services, which totaled approximately $53,000 and $52,000 for 2005 and 2004, respectively.

On July 17, 2003, FNB signed a sublease agreement with the Company for a portion of the Company's leased office space. Total sublease income received by the Company under this agreement was approximately $263,000 in 2005 and $242,000 in 2004 and is shown as a reduction of occupancy expense (see Note 6).

The Company paid a dividend of $1,300,000 to CFBI during 2005.

Financial Accounting Standards Board Statement No. 154, "Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20 and FASB Statement No. 3": SFAS 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. Previously, most changes in accounting principle were recognized by including the cumulative effect of the change in the net income of the period in which the change occurred. SFAS 154 carries forward without change the guidance in APB Opinion 20 "Accounting Changes," (i) requiring justification of a change in accounting principle on the basis of preferability, and (ii) for reporting the correction of an error in previously issued financial statements and for a change in an accounting estimate. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal

2. Significant Accounting Policies (continued)

years beginning after December 15, 2005. The Company does not expect SFAS 154 will significantly impact its financial statements upon its adoption on January 1, 2006.

3. Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets which range from 4 to 12 years.

Leasehold improvements are amortized over the lesser of the term of the respective lease or the estimated lives of the improvements.

A summary of premises and equipment follows:

	Cost	Accumulated Depreciation and Amortization	Net Carrying Value
December 31, 2005			
Furniture and equipment	$ 152,055	$ 101,558	$ 50,497
Leasehold improvements	519,773	374,942	144,831
	$ 671,828	$ 476,500	$ 195,328
December 31, 2004			
Furniture and equipment	$ 152,055	$ 91,081	$ 60,974
Leasehold improvements	519,773	314,984	204,789
	$ 671,828	$ 406,065	$ 265,763

4. Investments in Limited Partnership and Private Placement of Common Stock

In October 2001, the Company received preferred stock in a privately held telecommunications equipment company as compensation for $65,000 in services provided. As the market value of the investment is not readily determinable, management has determined that cost is currently the best estimate of fair value, and as such, the investment is carried at this amount. In January 2006, the Company invested an additional $38,298 as part of a convertible debenture to protect its existing ownership

4. Investments in Limited Partnership and Private Placement of Common Stock (continued)

position. The Company's total position represents an approximate 0.306% fully diluted ownership interest in the company.

Prior to December 31, 2004, the Company had invested $250,000 for a 1% ownership in Signal Lake Venture Fund, LP (the Fund). The Fund invests in, provides equity and debt financing for, and assists in the development and management of network computing and telecommunications infrastructure companies. The Company's investment in the Fund was carried at market value. The Company recorded losses of $104,728 in other general and administrative expenses related to this investment during 2004. On November 30, 2004, the Company declared and transferred its ownership in the Fund to CFBI as a non-cash dividend.

5. Employee Benefit Plans

As a subsidiary, the Company participates in various employee benefit plans offered by CFBI including a 401(k) stock purchase plan, defined benefit pension plans, and a deferred profit sharing plan. Expense related to these plans totaled approximately $87,000 for 2005 and $80,000 for 2004.

The 401(k) stock purchase plan is a defined contribution plan whereby participants are permitted to make before- or after-tax contributions up to 20 percent of eligible compensation subject to Internal Revenue Service limitations. The Company matches 100 percent of employee contributions up to a maximum of 6 percent of eligible compensation. Company contributions are vested immediately. The plan covers substantially all eligible employees of the Company.

The defined benefit pension plans were frozen as of December 31, 2001. The plans cover substantially all employees who had attained the age of 21 years and had at least one year of service by December 31, 2001.

The deferred profit sharing plan is a contributory retirement plan that allows the Company to make discretionary annual contributions to individual eligible employee accounts based upon CFBI's fiscal-year profitability. Participants vest in Company contributions after 3 years of service. Expense related to this plan totaled approximately $30,000 for 2005 and $40,000 for 2004.

6. Leases

The Company leases office space and equipment from third parties under operating lease agreements. Lease expense is recognized in accordance with Financial Accounting Standards Board Statement No. 13, "Accounting for Leases", whereby aggregate expense is reported on a straight-line basis over the life of the lease. Total net lease expense was approximately $82,000 and $89,000 for 2005 and 2004, respectively. Due to the straight-line adjustment required under the operating method, net lease expense recognized was approximately $19,000 and $27,000 less than the amounts due per the lease agreements for 2005 and 2004, respectively. Accumulated net lease expense payable of approximately $68,000 and $85,000 is recorded in other accrued expenses on the statements of financial condition for the years ended December 31, 2005 and 2004, respectively.

Future minimum lease payments due under non-cancelable operating leases as of December 31, 2005 are as follows:

	Commitments	Sublease	Net Obligation
2006	$ 353,952	$ 263,100	$ 90,852
2007	353,952	263,100	90,852
2008	353,952	263,100	90,852
2009	206,472	153,475	52,997
Thereafter	-0-	-0-	-0-
	$ 1,268,328	$ 942,775	$ 325,553

As the Company was not utilizing all of its leased space, in July 2003, the Company signed a sublease agreement with FNB for a portion of the leased space. The terms and conditions contained in the sublease agreement are the same as those contained in the lease agreement between the Company and the third-party landlord. Total sublease income received by the Company from FNB was approximately $263,000 in 2005 and $242,000 in 2004. In addition, the sublease requires that certain operating costs be reimbursed to the Company. Reimbursements of approximately $56,000 and $40,000 were received in 2005 and 2004, respectively, and were recorded as reductions to operating expenses.

7. Income Taxes

The Company records income taxes under Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes", using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, if any, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Reported income tax expense differed from the amount computed by applying the U.S. federal statutory income tax rate of 35% to income before income taxes for the years ended December 31, as follows:

	2005	2004
Federal income tax expense at statutory rate	$ 71,444	$213,680
Permanent differences – meals and entertainment	830	1,862
Permanent differences – other	14	-
Income tax expense	$ 72,288	$215,542

Income tax expense consists of the following for the years ended December 31:

	2005	2004
Current income taxes	$ 62,301	$221,183
Deferred income tax expense (benefit)	9,987	(5,641)
Income tax expense	$ 72,288	$215,542

Year-end deferred taxes for the years ended December 31 were as follows:

	2005	2004
Deferred tax assets:		
Bank premises and equipment	$ 70,090	$ 72,989
Other	-	-
Total gross deferred tax assets	70,090	72,989
Deferred tax liabilities:		
Retirement Plan	25,539	23,978
Partnership Income	31,286	25,884
Other	3,465	3,340
Total gross deferred tax liabilities	60,290	53,202
Net deferred tax asset	$ 9,800	$ 19,787

7. Income Taxes (continued)

No valuation allowance for deferred tax assets was recorded at December 31, 2005 and 2004 as management believes it is more likely than not that all of the deferred tax assets will be realized because they were supported by recoverable taxes paid in prior years.

8. Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors at any time during 2005 and 2004.

9. Liquidity

The Company has a $1 million line of credit under an agreement with CFBI. The line of credit matures on May 31, 2006 and bears interest at a fixed rate equal to the prime rate at the date of renewal. The interest rate in effect at December 31, 2005 was 6.0%. There were no borrowings outstanding on this line of credit at December 31, 2005 and 2004.

10. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends be paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had net capital of $707,216, which was $686,211 in excess of its required net capital of $21,005. At such date, the Company's aggregate indebtedness to net capital ratio was 0.45 to 1. At December 31, 2004, the Company had net capital of $1,795,314, which was $1,746,648 in excess of its required net capital of $48,666, and the Company's aggregate indebtedness to net capital ratio was 0.41 to 1.

Supplemental Schedules

Schedule I

Frost Securities, Inc.

Computation of Net Capital Under Rule 15c3-1

December 31, 2005

Net Capital		
Total stockholder's equity from statement of financial condition		$ 1,057,245
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		1,057,245
Deductions:		
Prepaid expenses and other assets	$ 79,901	
Other nonallowable assets	270,128	350,029
Net capital		$ 707,216
Aggregate Indebtedness		
Accrued payroll and incentives		$ 6,075
Other accrued expenses		80,675
Income taxes currently payable to parent company		156,474
Reserves for employee benefit plans		71,844
Total aggregate indebtedness		$ 315,068
Computation of Basic Net Capital Requirement		
Minimum net capital required ($5,000 or 6 2/3% of aggregate indebtedness, whichever is greater)		$ 21,005
Excess net capital at 1,500 percent		$ 686,211
Excess net capital at 1,000 percent		$ 675,709
Ratio of aggregate indebtedness to net capital		0.45 to 1
Reconciliation With Company's Computation		
Net capital, as reported in Company's Part II (unaudited) focus report		$ 627,859
Deferred tax asset reported as nonallowable		87,350
Other audit adjustments and other items (net)		(7,993)
Net capital per above		$ 707,216

Schedule II

Frost Securities, Inc.

Computation for Determination of the Reserve
Requirements Under Rule 15c3-3

December 31, 2005

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph K(2)(ii) of that rule.

Schedule III

Frost Securities, Inc.

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2005

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph K(2)(ii) of that rule.

ERNST & YOUNG

Ernst & Young LLP
Frost Bank Tower
Suite 1800
100 West Houston Street
San Antonio, Texas 78205-1403

Phone: (210) 228-9696
Fax: (210) 242-7252
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

Board of Directors
Frost Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Frost Securities, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17-a5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordations of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

Board of Directors
Frost Securities, Inc.

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 20, 2006